

Distribution Date   August 15, 2012

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

Beginning Principal	Principal Payment	Ending Principal Amount	Fixed Rate	Accrual Days	Day Count	Fixed Interest Amount Due	Aggregate Interest Due and Unpaid	Total Distribution
$ 30,000,000.00	$0.00	$ 30,000,000.00	5.75000%	180	30/360	$ 862,500.00	$0.00	$ 862,500.00
$ 1,462,500.00	$0.00	$ 1,462,500.00	36.58/unit	n/a	n/a	$ 53,500.00	$0.00	$ 53,500.00

Additional Information	
Trustee Fees	$2,000.00
Expense Account Deposit	$750.00

Underlying Security Goldman Sachs Group Inc 6.125% Debentures due Feb 15, 2033	
Payment Dates	15th of Feb/Aug or NBD
Cusip	38141GCU6
Current Principal Balance	$30,000,000.00
Annual Coupon Rate (Fixed)	6.12500%
Interest Payment Received	$918,750.00

	Original Ratings			Current Ratings			
CUSIP	Moody's	S & P		Moody's	Date	S & P	Date
80411U207	Aa3	A+		A3	22-Jun-12	A-	16-Dec-11
80411UAA6	Aa3	A+		A3	22-Jun-12	A-	16-Dec-11
Underlying Security	Aa3	A+		A3	21-Jun-12	A-	29-Nov-11

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.